NON CONFIDENTIAL - PUBLIC COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexTrend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State of Texas Address Confidentiality

(No. and Street)

Austin	Texas	78711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cherlin — 214-668-1133

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

****Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19, concerns and the difficulties arising from COVID-19, NexTrend Securities, Inc. is making this filing without a notarization.**

NON CONFIDENTIAL - PUBLIC COPY

OATH OR AFFIRMATION

I, Mark Cherlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexTrend Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

****Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19, concerns and the difficulties arising from COVID-19, NexTrend Securities, Inc. is making this filing without a notarization.**

____
Notary Public

____
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NON CONFIDENTIAL - PUBLIC COPY

NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

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ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of NexTrend Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexTrend Securities, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.P.R. § 240.17a-s. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 15, 2021

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	138,337
Accounts Receivable		400
Fixed Assets, Net		2,819
Prepaid Expenses		9,301
Total assets	$	150,857

Liabilities and Stockholder's Equity

Liabilities		
Accrued liabilities	$	78,431
Other Long Term Liabilities		13,183
Total liabilities		91,614
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		
Additional paid-in capital		830,185
Accumulated deficit		(770,942)
Total stockholder's equity		59,243
Total liabilities and stockholder's equity	$	150,857

The accompanying notes are an integral part of these financial statements

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

NexTrend Securities, Inc. (the Company) was incorporated in the State of Texas in July, 1997 under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a subsidiary of NexTrend Technologies, Inc. (the Parent).

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets – Fixed Assets are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, ranging from 3 to 10 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Accounts Receivable – The Company states receivables at estimated net collectible value. The receivables are generally fully collected within 30 days. An allowance for accounts receivable is made against uncollectible amounts. There are no open contracts at end of the year.

Revenue – The Company earns its revenues from fees and services associated with 1031 Delaware Statutory Trust products which are Reg D private placement offerings. The revenues are recorded when the transaction is closed. In certain instances, the company is reimbursed for expenses incurred in accordance with the terms and conditions of the agreements.

There are no open contracts at end of the year.

Outside Services – Outside Services are recorded when transactions are closed.

Income Taxes – The Company elected to be taxed as a subsidiary of a Controlled Group with its parent reporting for Federal income tax purposes. As a member of a Controlled Group, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent Corporation. As per the Consent Plan and Apportionment Schedule for a Controlled Group (IRS - Schedule O), all taxes are paid by the parent company, NexTrend Technologies, Inc.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns

Note 2 - Significant Accounting Policies (continued)
Income Taxes

that might be uncertain. Management has considered its tax positions and believes that positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

The Company is treated as a member of a controlled group for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company.

Note 3 – Fixed Assets

Fixed assets are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers	$ 6,548	3 years
Total cost of property and equipment	6,548	
Less: accumulated depreciation	(3,728)	
Property and equipment, net	$ 2,820	

Depreciation expense for the year ended December 31, 2020 was $2,183.

Note 4 – Accounts Receivable

Accounts receivable are stated net of uncollectible amounting to $400 at December 31, 2020. No reserve for uncollectible accounts was considered necessary at December 31, 2020.

Note 5 – Related Party

The Company uses office space provided by the parent company. Since there is limited activity, the parent company charges $10,000 per year for the use of office space.

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2020.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $59,905 which was $54,676 in excess of its required net capital of $5,229. The Company's net capital ratio was 1.31 to 1.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period from December 31, 2020 through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure that have not been disclosed.

Note 8 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification (“Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 – Loans Payable Note (CARES ACT)

We have incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with fines, interests, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on April 23, 2020 and received the loan proceeds of $28,135 on April 15, 2020 of which an amount of $14,951 was returned on May 27, 2020. The remaining loan balance of $13,184 was retained by the Company. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll

costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Note 10 – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 11 - Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.